

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2018

William A. Hartman
Chief Executive Officer
Premier Biomedical, Inc.
P.O. Box 25
Jackson Center, PA 16133

      Re: Premier Biomedical, Inc.
          Amendment No. 2 to Registration Statement on Form S-1
          Filed June 15, 2018
          File No. 333-224454

Dear Mr. Hartman:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed on June 15, 2018

General

1.   Given that the selling shareholders continue to resell shares under your prior registration statement on Form S-1 (333-220268), we believe that your current registration statement is part of the same transaction as that registered on your prior registration statement. The number of combined shares from your current registration statement and your prior registration statement appears to represent a substantial percentage of the Company's outstanding shares held by non-affiliates. Given the size and nature of the offering, including certain characteristics of the convertible notes, it continues to appear that the offering is an indirect primary. Because you are not eligible to conduct the offering on a

   delayed or continuous basis under Rule 415(a)(1)(x), you are not able to register this offering as currently structured.

   Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any questions.

             Division of Corporation Finance
             Office of Healthcare & Insurance

cc: Brian A. Lebrecht, Esq.